[Atmel Corporation Letterhead]
August 22, 2007
VIA EDGAR AND FACSIMILE (202) 772-9218
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Cascio and Kristin Lochhead

Re:	Atmel Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed June 8, 2007
File No. 000-19032
Ladies and Gentlemen:
     Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received August 10, 2007 by letter dated August 8, 2007, relating to the Company’s Form 10-K for the year ended December 31, 2006 (File No. 000-19032) originally filed with the Commission on June 8, 2007 (the “Form 10-K”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.
Form 10-K for the fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 41
Restatements of Consolidated Financial Statements, page 41
Restatement and Impact on Consolidated Financial Statements, page 47
1.	We see that you also included within your restated financial statements additional non-cash adjustments that were previously identified of $11 million, net, for the period 1993 through 2005. Please revise future filings to provide a more detailed explanation of the nature of the charges. Additionally, the table on page 49 does not allocate the net $13 million adjustment recorded during the periods 1993 through 2003 to the specific fiscal year to which the adjustment is attributed. Therefore, it is unclear how material the

Securities and Exchange Commission
August 22, 2007

individual adjustments are to each individual year. Please tell us and revise to include this disclosure in future filings.

The Company respectfully advises the Staff that an explanation of the nature of the additional non-cash adjustments of $11 million is included on Page 47 of the Company’s 2006 Form 10-K, as follows:

“As part of the restatement of the consolidated financial statements, the Company also recorded additional non-cash adjustments that were previously identified and considered to be immaterial. The cumulative after-tax benefit from recording these adjustments was $11 million for the period from 1993 through 2005. The accounting adjustments related primarily to the timing of revenue recognition and related reserves, recognition of grant benefits, accruals for litigation and other expenses, reversal of income tax expense related to unrealized foreign exchange translation gains, and asset impairment charges.”

This disclosure covered all of the significant adjustments that comprised the cumulative credit of $11 million. The Company considered that the adjustments were both immaterial to any one year and also immaterial on a cumulative basis through December 31, 2005. Given the immateriality of the amounts involved, particularly for 2005 and 2004, and the length of time since the periods in which those errors originated, the Company respectfully does not consider that further disclosure of the details of the adjustments, including the individual amounts, by year, would be useful to the readers of the financial statements. All of the adjustments were recorded in the respective appropriate years (there was no cumulative out-of-period adjustment) and the adjustments for each year from 2002 through 2005 were disclosed within Item 6. “Selected Financial Data” on Page 37 of the Form 10-K and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on Page 50 of the Form 10-K.

The Company based its disclosures on the guidance set forth in the SEC Staff’s “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” dated January 16, 2007. As a result, the Company included separate disclosure of the stock option related charges by year in the Form 10-K, but did not believe that other immaterial non-stock option related adjustments were required to be disclosed by the year to which they are attributed. As supplemental information for the Staff, please see the table below which details these adjustments by the year to which they are attributed (in millions):

Securities and Exchange Commission
August 22, 2007

	Other adjustments,
	prior to income	Income Tax	Other adjustments,
Year	taxes	adjustments	net of income taxes
1998	$5.8	$(4.3)	$1.5
1999	$5.5	$(0.1)	$5.4
2000	$(13.1)	$(7.1)	$(20.2)
2001	$(1.9)	$2.7	$0.8
2002	$7.0	$(0.3)	$6.7
2003	$0.2	$(8.0)	$(7.8)
Cumulative through December 31, 2003	$3.5	$17.1	$(13.6)
2004	$2.9	$(2.7)	$0.2
2005	$1.0	$1.1	$2.1
Total	$7.4	$(18.7)	$(11.3)

In order to assess the materiality of the adjustments, the Company supplementally provides the following analysis comparing income (loss) before income taxes to other adjustments, before income taxes (in millions, except percentages):

Fiscal Year	1998	1999	2000	2001	2002	2003
Income (loss) before income taxes (as previously reported)	$(51.0)	$129.0	$416.0	$(531.0)	$(552.0)	$(104.0)
Other adjustments, before income taxes	$5.8	$5.5	$(13.1)	$(1.9)	$7.0	$0.2
Other adjustments, before income taxes as a percentage of income (loss) before income taxes (as previously reported)	11%	4%	-3%	0%	-1%	0%

Securities and Exchange Commission
August 22, 2007

The Company considers adjustments totaling less than 5% of income (loss) before income taxes to be immaterial. Although the adjustments in 1998 represent 11% of the previously reported loss before income taxes, the Company considered additional qualitative factors, including the year that these adjustments were related to, and concluded the adjustment amounts for 1998 were not material. As a result, the Company does not believe that there are any material factors that would warrant further discussion or disclosure in the Form 10-K.
Critical Accounting Policies and Estimates, page 71
Stock-Based Compensation, page 73
2.	We see from page 115 that volatility decreased from 92% at December 31, 2005 to 68% at December 31, 2006. Please discuss the change in estimates that resulted in the change in the volatility assumption.

The Company respectfully advises the Staff that prior to the adoption of Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) on January 1, 2006, the Company calculated its volatility based on stock prices during a historical period of time commensurate with the expected term of the stock options. Subsequent to the adoption of FAS 123R, the Company calculates volatility based on stock prices during a historical period of time commensurate with the expected term of the stock options, excluding the stock price for any periods that are not considered to be representative of the Company’ stock price behavior going forward in accordance with SFAS 123(R), paragraph A32. Specifically, the Company determined that the stock prices for the period from July 1, 2002 to April 1, 2003 resulted in unusual levels of volatility that are not representative of expected stock price behavior in future periods and excluded this period of stock price volatility from the volatility calculations used to value options awarded after January 1, 2006. During the period excluded, the Company’s stock prices experienced higher volatility levels, resulting from a combination of liquidity concerns surrounding the repayment of its 2018 convertible debt and restructuring actions announced during July 2002. These events were specific to the Company’s operations during this time, and management believes that the level of volatility

Securities and Exchange Commission
August 22, 2007

in the Company’s share price is not likely to occur again during the expected term of the stock option.

Further, the Company respectfully advises the Staff that the change in assumption for stock price volatility for this period did not have a material impact to the Company’s 2006 financial statements and as a result does not consider further disclosure of the change in assumption to be warranted.
Note 7. Borrowing Arrangements, page 112
3.	We reference the disclosure that $126 million of your total debt obligations have cross default provisions. We also note that you were not in compliance with certain covenants as of December 31, 2006 and no waiver letter was obtained from the lender, resulting in $22 million of debt being recorded as a current liability. Please tell us why you should not record additional debt within current liabilities as a result of the cross default provisions.

The Company respectfully advises the Staff that the Company has properly classified its debt outstanding as of December 31, 2006. Of the $60,333,000 of long-term debt and capital lease obligations due after one year, $31,584,000 had no cross default provisions and $28,749,000 contained cross default provisions, for which the Company received a waiver letter. The Company supplementally advises the Staff that $22,544,000 was only the incremental amount reclassified to current liabilities, as the other amounts relating to debt with cross default provisions, for which a waiver letter was not obtained, were already classified as current liabilities due to their respective repayment terms.

The Company respectfully advises the Staff that of the $168,984,000 of total debt outstanding as of December 31, 2006, the Company previously disclosed that $126,745,000 of debt outstanding had cross default provisions. The Company erroneously included in this amount $23,375,000 of debt obligations related to a capital lease that had no cross default provisions. The Company will in its future annual and interim filings, beginning with the Form 10-Q for the quarter ending September 30, 2007, disclose the correct amount of debt obligations with cross default provisions in its footnote to the consolidated financial statements.
Note 11. Commitments and Contingencies, page 118
Contingencies, page 120
4.	We reference the disclosure of the outstanding litigation. In future filings, please provide the disclosures required by paragraphs 9 and 10 of SFAS 5. We see that you have accrued for all losses related to litigation that you consider probable and for which the loss can be

Securities and Exchange Commission
August 22, 2007

reasonably estimated. Note that even if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, disclosure of the contingency should indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state why such an estimate cannot be made.

The Company respectfully advises the Staff that it is currently not involved in litigation that is expected to have a material effect on the Company’s financial position or results of operations. The Company supplementally advises the Staff that on page 120 of the Company’s 2006 Form 10-K, it disclosed the following:

“Atmel currently is a party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.”

The Company respectfully advises the Staff that in accordance with Statement of Financial Accounting Standards No. 5 (“SFAS 5”), to the extent that legal proceedings exist that the Company believes could reasonably have a material adverse impact on its results of operations or financial condition, the Company will, to the extent possible, disclose an estimate as to the possible range of loss or the maximum loss that the Company could incur with respect to such legal proceedings; otherwise, the Company shall state that such an estimate cannot be made and the reasons why an estimate cannot be made.
Note 16. Assets Held for Sale and Impairment Charges, page 133
North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities, page 134
5.	We note the disclosure on pages 13 and 135 that the fair market value of the North Tyneside facility was determined by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing the assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

The Company respectfully advises the Staff that it will in its future annual and interim filings beginning with the Form 10-Q for the quarter ending September 30, 2007, clarify that management takes full responsibility for valuing the assets and will remove the reference to the independent valuation firm.

Securities and Exchange Commission
August 22, 2007

Note 17. Restructuring and Other Charges and Loss on Sale, page 136
6.	We see that you have recorded grant contract termination costs of $30 million within the accrual for restructuring charges on page 136. Please tell us why it is appropriate to classify these amounts within the SFAS 146 restructuring accrual. Additionally, tell us and revise future filings to include additional disclosure about the nature of the termination costs, including why the subsidy grants are expected to be repaid. Please also clarify why the amounts are classified within restructuring and other charges on the consolidated statement of operations rather than within the line item that the subsidy benefits were initially recorded. For example, we see from page 84 that subsidy grants are generally recorded as a reduction to either cost of revenues or R&D expense.

The Company respectfully advises the Staff that the grant contract termination costs of $30 million was recorded as “Other charges” within “Restructuring and other charges and loss on sale”, and was not recorded pursuant to Statement of Financial Accounting Standards No. 146 (“SFAS 146”). For reference, the following disclosure was included in Note 17 to the consolidated financial statements in the Form 10-K (Page 138):

"Other Charges -

In the fourth quarter of 2006, the Company announced its intention to close its design facility in Greece and its intention to sell its facility in North Tyneside, United Kingdom. The Company recorded a charge of $30,034 associated with the expected future repayment of subsidy grants pursuant to the grant agreements with government agencies at these locations.”

The termination costs represent amounts received by the Company and previously recognized in the statement of operations as reductions of either costs of goods sold (North Tyneside grant benefits) or research and development expenses (Greece grant benefits) as they represented government reimbursements of qualifying expenditures that are now expected to be repaid to government authorities. At each balance sheet date, the Company assesses the appropriateness of the recognition of grant costs reimbursement amounts to ensure that its recognition method is still appropriate considering its current plans and business operations. Following the Company’s announcement of its intention to close its design facility in Greece and to sell its facility in North Tyneside, the Company reassessed the appropriateness of the previous recognition of grant costs reimbursement to ensure that its attribution method was still appropriate, given the change in its plans for these facilities.

In accordance with the terms of the grant agreements, the sale or closure of these facilities will trigger clauses in the agreements that require repayment of the grant subsidies to the relevant government authorities. As a result of the change in the Company’s intentions with

Securities and Exchange Commission
August 22, 2007

respect to these facilities in the quarter ended December 31, 2006, Atmel reassessed the grant benefits already recognized, and did not believe it still met all of the required criteria necessary to earn these grant cost reimbursements, and therefore, grant benefits recognized to date were reversed, reflecting this change in assumptions. Prior to the quarter ended December 31, 2006, there were no indicators that the criteria for grant cost reimbursement for the grant had not or would not continue to be met.

The expectation for repayment of these grants was triggered by the Company’s overall restructuring plan announced on December 12, 2006, including its decision to close its design facility in Greece and its intention to sell its facility in North Tyneside. Given the significance of the charges that directly resulted from these decisions, the Company believed that the most appropriate presentation of the charges was to disclose them as operating expenses within “Restructuring and other charges and loss on sale” in its consolidated statements of operations. The Company also believes that including these charges within the accrual for restructuring and other charges and loss on sale was appropriate in order to facilitate reconciling this accrual with the statement of operations.

The Company will revise its future annual and interim filings beginning with the Form 10-Q for the quarter ending September 30, 2007, to include additional disclosure about the nature of termination costs, including why the subsidy grants are expected to be repaid and the original statement of operations classification of the grant costs reimbursement amounts.
* * * * *
     In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments to me at (408) 436-4360. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (408) 487-2517, as well as that of Mr. Macias of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Securities and Exchange Commission
August 22, 2007

Sincerely, ATMEL CORPORATION
/s/ Robert Avery
Robert Avery
Vice President Finance and Chief Financial Officer

Enclosures

cc:	Jose Macias, Esq, Wilson Sonsini Goodrich & Rosati
Edward Jackson, PricewaterhouseCoopers LLP